 Exhibit 99(a)(1)(C)
THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES
AT THIS TIME, KINDLY DISREGARD THIS NOTICE.
August 16, 2019
Dear Stockholder:
Terra Income Fund 6, Inc. (“Terra 6”) contacts you each quarter offering to repurchase a portion of its issued and outstanding shares. Currently Terra 6 is offering to repurchase up to 223,679 shares of its common stock (the “Offer”), which represents 2.5% of the weighted average number of shares outstanding for the calendar year ended December 31, 2018, at a price per share of  $9.25 (the “Purchase Price”), which represents Terra 6’s net asset value per share as of June 30, 2019. The Offer period will begin on or before August 21, 2019 and end at 3:00 p.m., Central Time, on September 25, 2019. Subject to the limitations contained in the Offer to Purchase attached to this letter, which you should read carefully if you want to consider tendering your shares, we anticipate that all properly completed and duly executed Letters of Transmittal returned to Terra 6 will be processed on or about September 30, 2019.
No action is required of you at this time. If you have no desire to sell any of your shares, please disregard this notice. If you would like to tender a portion or all of your shares for repurchase, please complete the Letter of Transmittal included with this letter and return it to Terra 6 at the address below. Up to 223,679 shares will be accepted. Please see the attached Offer to Purchase for conditions to the Offer. All requests to tender shares must be received in good order at the address below, by 3:00 p.m., Central Time, on September 25, 2019.
For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Terra Income Fund 6, Inc. c/o DST Systems, Inc. P.O. Box 219686 Kansas City, MO 64121-9686	Terra Income Fund 6, Inc. c/o DST Systems, Inc. 430 W. 7th Street, Ste. 219686 Kansas City, MO 64105
If you have any questions, please call your financial advisor or call Terra 6 at (855) 858-1500.
Sincerely,
/s/ Vikram S. Uppal

Vikram S. Uppal
Chief Executive Officer